UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Viant Technology Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
92557A101
(CUSIP Number)

Larry Madden
c/o Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612
(949) 861-8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 4, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92557A101	13D	Page 1 of 4 pages

1	Names of Reporting Persons Larry Madden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 977,019
	8	Shared Voting Power 0
	9	Sole Dispositive Power 977,019
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 977,019
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 5.79%
14	Type of Reporting Person IN

CUSIP No. 92557A101	13D	Page 2 of 4 pages

Explanatory Note
    This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 12, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Viant Technology Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 977,019
•Percent of Class: 5.79%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 977,019
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 977,019
oShared power to dispose or direct the disposition of: 0
    The Reporting Person may be deemed to beneficially own 977,019 shares of Class A Common Stock, which consists of (i) 137,467 shares of Class A Common Stock held of record by the Reporting Person, (ii) 355,072 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof, (iii) 474,356 shares of Class A Common Stock underlying Class B Units that are currently convertible on a one-to-one basis and (iv) 10,124 RSUs that will vest within the next 60 days.

    The above percentage is based upon 16,047,982 shares of Class A Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024. The ownership information assumes (i) the redemption of the Class B Units indirectly held by the Reporting Person for shares of the Issuer’s Class A Common Stock on a one-to-one basis, (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof and (iii) the vesting of RSUs within 60 days of the date hereof.

(c)    During the past 60 days, the Reporting Person disposed of an aggregate of 157,308 shares of Class A Common Stock in a series of open-market transactions pursuant to a Rule 10b5-1 Plan. Details by date, listing the number of shares of Class A Common Stock

CUSIP No. 92557A101	13D	Page 3 of 4 pages

disposed of, the weighted average price per share and the price range, are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC or the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Price	Price Range
October 9. 2024	1,953	$11.1925	$11.16 to $11.24
October 10, 2024	1,089	$11.0613	$11.01 to $11.13
October 11, 2024	2,768	$11.2348	$11.15 to $11.28
October 28, 2024	1,498	$11.5747	$11.46 to $11.63
November 14, 2024	67,243	$15.1919	$13.94 to $16.42
November 15, 2024	45,969	$15.7454	$15.36 to $16.18
November 18, 2024	22,504	$17.0255	$16.325 to $17.63
December 4, 2024	14,284	$19.511	$19.12 to $19.745

(d)    None.

(e)    Not applicable.

CUSIP No. 92557A101	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2024

By:    /s/    Larry Madden
Name:    Larry Madden